

Peter Muller · 3rd

Chief Technology Officer at Vuba Corp

Franktown, Colorado, United States · 500+ connections ·

Contact info

Vuba Corp

 **University of Colora[d]
Denver**

Experience

Chief Technology Officer
Vuba Corp · Full-time
Apr 2019 – Present · 1 yr 7 mos
Colorado Springs, Colorado, United States

Owner
PRT Consulting, Inc.
Mar 2005 – Present · 15 yrs 8 mos

Airports Team Leader
Olsson Associates
2002 – 2005 · 3 yrs

Vice President
Knight Piesold and CO
1995 – 2002 · 7 yrs

Chairman




Airport Consultants Council (ACC)
2000 – 2001 · 1 yr

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Education



University of Colorado Denver
Master's degree, Civil and Environmental Engineer
1980 – 1983



University of Cape Town
B. Sc., Civil Engineering
1972 – 1976

Bergvliet High

Skills & Endorsements

Airports · 36

 Endorsed by **Steven Cornell and 2 others who
are highly skilled at this**

Project Planning · 30

 Endorsed by **Steven Cornell and 6 others who are highly skilled at this**

Contract Management · 29

 Endorsed by **Steven Cornell and 3 others who are highly skilled at this**

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